UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 2)

AMEDICA CORPORATION

(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

023435407

(CUSIP Number)

May 10, 2018

(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(c)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s)

Page 1 of 5 Pages

CUSIP No. 023435407	13G	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Alpha Capital Anstalt
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☐ (b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION -
Liechtenstein

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5.	SOLE VOTING POWER -
427,255 Common Stock upon conversion and/or exercise of Alpha Capital Anstalt’s securities (1) (2)
	6.	SHARED VOTING POWER -
None
	7.	SOLE DISPOSITIVE POWER -
427,255 shares of Common Stock (1) (2)
	8.	SHARED DISPOSITIVE POWER -
None

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -
427,255 shares of Common Stock upon conversion and/or exercise of Alpha Capital Anstalt’s securities (1) (2)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☒

The aggregate amount in row 9 represents the maximum amount of shares that Alpha Capital Anstalt can beneficially control under a contractually stipulated 9.99% ownership restriction. The full conversion and/or exercise of Alpha Capital’s securities would exceed this limitation.

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
9.99%
12.	TYPE OF REPORTING PERSON
CO

(1) Based on a number of outstanding shares equal to 4,276,844 shares as disclosed in the Form S-1/A filed on May 10, 2018

(2) 427,255 shares represent the maximum amount of shares that Alpha Capital Anstalt can beneficially control upon conversion and/or exercise of Alpha Capital Anstalt’s securities pursuant to a contractually stipulated 9.99% ownership restriction.

CUSIP No. 023435407	13G	Page 3 of 5 Pages

ITEM 1 (a)	NAME OF ISSUER: Amedica Corporation

ITEM 1 (b)	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

1885 West 2100 South, Salt Lake City, Utah 84119

ITEM 2 (a)	NAME OF PERSON FILING: Alpha Capital Anstalt

ITEM 2 (b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

Lettstrasse 32, 9490 Vaduz, Liechtenstein

ITEM 2 (c)	CITIZENSHIP: Liechtenstein

ITEM 2 (d)	TITLE OF CLASS OF SECURITIES: Common Stock, $0.01 par value

ITEM 2 (e)	CUSIP NUMBER: 023435407

ITEM 3	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B) OR 13D-2(B): Not applicable

ITEM 4	OWNERSHIP

(a)	AMOUNT BENEFICIALLY OWNED: 427,255 Shares of Common Stock upon conversion and/or exercise of Alpha Capital Anstalt’s securities (1) (2)

(b)	PERCENT OF CLASS: 9.99%

(c)	NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

(i)	SOLE POWER TO VOTE OR DIRECT THE VOTE

427,255 Shares of Common Stock upon conversion and/or exercise of Alpha Capital Anstalt’s securities (1) (2)

(ii)	SHARED POWER TO VOTE OR DIRECT THE VOTE

0 Shares

(iii)	SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

427,255 Shares of Common Stock upon conversion and/or exercise of Alpha Capital Anstalt’s securities (1) (2)

(iv)	SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

0 Shares

CUSIP No. 023435407	13G	Page 4 of 5 Pages

ITEM 5	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable

ITEM 6	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable

ITEM 7	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable

ITEM 8	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP

Not applicable

ITEM 9	NOTICE OF DISSOLUTION OF GROUP

Not applicable

CUSIP No. 023435407	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 11, 2018
(Date)

/s/ Konrad Ackerman
(Signature)

Konrad Ackerman, Director
(Name/Title)